Filed by Tailwind Two Acquisition Corp. (Commission File No. 001-40170)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Terran Orbital Corporation

This filing relates to the proposed business combination (the “Business Combination”) between Tailwind Two Acquisition Corp., a Cayman Islands exempted company (“Tailwind Two”), and Terran Orbital Corporation, a Delaware corporation (“Terran Orbital”), pursuant to the terms of an Agreement and Plan of Merger, dated as of October 28, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Tailwind Two, Titan Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Tailwind Two, and Terran Orbital.

SPAC Insider Podcast / M. Bell and M. Eby / January 26, 2022

Nick Clayton  00:11

Hello and welcome to another SPACInsider PodCast. I'm Nick Clayton. And this week my colleague Marlena Haddad and I will be speaking with Mark Bell, CEO and co-founder of Terran Orbital. Terran Orbital entered a $1.5 billion combination agreement with Tailwind Two Acquisition Corp. in October. Terran is building the world's largest satellite manufacturing facility in Florida. It aims to be the first pure play-based company that is vertically integrated all the way from the supply chain to the cosmos. Tailwind Two CEO and CFO Matt Eby also joins us to discuss the SPAC side of the transaction and its unique mix of financing tools. We also get into how to best evaluate space targets now that there’s suddenly multiple publicly listed space ventures out there. Take a listen. Just to start, Marc, I want to get into your background a little bit, you know for a long time rather than space, you were focused on underground infrastructure with Globex. But through Marc Bell Capital, you've been focused on space opportunities for quite some time. What first got you looking at opportunities in orbit?

Marc Bell  01:21

So it first happened actually back in COVID. We ran 28,000 miles of fiber around the world and we realized that there were some places we couldn't reach. It was predominantly Eastern Europe. So we started building ground stations throughout Eastern Europe, Europe to service the ISPs there and buying satellite transponder space. And this is a company that we called Netstat Express that we later merged into GlobeComm.

Nick Clayton  01:44

Great, great and you know, another interesting thing in your background is just that you're among the few target companies CEOs that we see that has also been on the other side of a SPAC deal with Enterprise Acquisition Corp, albeit, you know, in a very different market back in 2009. But you know, what changes have you seen in the SPAC market since then? And how did those factor in your decision to go the SPAC route?

Marc Bell  02:02

The reason we decided to go public with SPAC versus an IPO or direct listing is it gives us the ability for 100% confidence that we're going to close, versus an IPO or direct listing, you've got market risk, you take out that market risk with a SPAC and having a lot of experience that we did when we took a SPAC public in 2007 called Enterprise Acquisition. It was a $250M SPAC. Back in 2009, the market wasn't so good, and there weren’t PIPEs back then, or other vehicles. So we ended up with $25 million SPAC when we de-SPACed into a mortgage REIT that today is on the New York Stock Exchange is called Armour Residential REIT, at about $8 billion of assets. And it's probably one of the most successful SPACs in the history of SPACs. So we're very lucky that we pick the right partners. And in this case, we were looking for partners, and we interviewed, you know, dozens and dozens of SPACs. And we were thrilled to meet Tailwind Two, and I met Matt Eby and his team. It was, you know, these founders were smart guys. They knew space. It wasn't new to them with all their successes there and we wanted partners that we really could work with. And we picked them to do our SPAC.

Nick Clayton  03:13

Great. And so onto you, Matt, you tell them to initially IPO with a focus on finding a target in the kind of direct to consumer product space. But the beauty of SPACs is that you assemble beings with a really wide variety of expertise, and you can find a lot of things out there. What were some of the things that led you over to space as a sector and what made Terran really stand out?

Matt Eby  03:30

I think Tailwind, in our franchise we have three SPACs in the market right now, we've always been focused on finding companies in sectors that are being disrupted by technology, right, and being disrupted by the technology that that company owns, right that company has built and I think, you know to go sort of a layer down we've been focused on companies that are founder led, right, all of the folks that are part of the Tailwind team have been founders of firms, companies, whether whether, you know, venture firms, private equity firms, operating businesses, financial service firms, right so we were all founders ourselves and that have worked with founders for a long time and are really passionate about working with founder led companies. So space as a category, what interests us is, it's obviously a very big category, no pun intended. It's a category where technology is very important. And the technology of companies like Terran are disrupting what is being done in space, right. The advent of the Nano Sat and what Marc and his team have built is a real technological shift change and improvement that is creating the opportunity for this company. And then we had a great founder and leadership team in Marc and his team, and that got us really excited about them going out and executing against this big opportunity.

Marlena Haddad  04:59

And so Terran also stands out from many of the other space companies that we've seen go public via SPACs, and it's focus on vertically integrating its business from manufacturing through to orbit. So could you describe that approach, Marc? And do you plan to vertically integrate 100% of your supply chain?

Marc Bell  05:19

So all the companies we've ever built - and this is our fifth unicorn now - we've always vertically integrated. We want to control our destiny and in order to do that we need to control our suppliers. And so we make 85% of all our components in house now. And our goal is within three years to make 100% of our components in house. It ensures quality, speed, access, and you know and especially in this market of unreliable suppliers due to COVID, chip shortages and everything else, it helps a lot controlling your supply chain.

Marlena Haddad  05:49

Right, definitely. And then on the hardware side, what competitive advantage do Terran designs hold over satellites currently in orbit, and what capabilities like being able to track moving objects bring to the table?

Marc Bell  06:03

Yeah, Terran Orbital is considered the pioneer of this whole Small Sat revolution. Our subsidiary Tyvak was founded by Dr. Jordan Puig-Suari, who was a co-inventor of the CubeSat. So we really were the first people to launch small satellites into space, into low-earth orbit, and we helped enable, originally by selling parts to everybody else so they could get into this business. We then decided to get out of the parts business and start building the satellites ourselves. And everything like you say, you know, satellite space, situational awareness, you know, debris in space. From electro optical imaging to RF communications, 5G. You know, we're payload agnostic, so we're predominantly a bus provider and we build the guts of the satellite, and then the payload or what goes with it for the special mission? Some of it we build like synthetic aperture radar, some of it other people build like optical lenses. But we integrate them all together into one pack.

Nick Clayton 06:56

Great and I want to turn to the 660,000 square foot manufacturing facility is sort of the project at the heart of this transaction from a financing standpoint. So what you're building there it's slated to be massive with 10 satellite manufacturing lines of capacity to turn out about 1,000 satellites per year. Can you put in perspective just how that scale compares with the competition and existing satellite manufacturing capacity in the world?

Marc Bell 07:20

With the best of my knowledge, this is the largest satellite manufacturing assembly facility in the world, three times larger than anything owned by anybody else here in the United States. It is one kilometer long from end to end, approximately. It's huge. And that's the thing about it. Everyone talks about launch, everyone talks about 50,000 satellites and they get launched over the next 10 years. You hear about this all the time, but someone's got to build and no one ever talks about who's actually building them. And so we will continue to expand and the best part about the financing here, this isn't the use of proceeds from this SPAC - only a small amount of the SPAC use of proceeds goes to this. This has been financed entirely, but almost entirely, by Space Florida. So this is an additional financing coming into the company to help us achieve our growth. So the money from the SPAC is going to go for short term expansion. Then the money from Space Florida goes to long term expansion.

Matt Eby 08:11

One other thing I’d mention there is I think Marc used it as sort of a teaser. One of the things that really got us excited about this, this company is the relationship they have with big manufacturers. They want to build big manufacturing, but they've got a strong, deep long term relationship with Lockheed Martin in particular, right Lockheed Martin is an investor in this company. Lockheed Martin is one of the category leaders in satellite manufacturing. And Terran Orbital is literally the Small Sat manufacturing component for, or partner for, Lockheed Martin.

Nick Clayton  08:52

Great, great. So we talked about how some of the big near term projects you have and some of the CapEx is going to be handled but moving over to the revenue side, how many of the contracts in your revenue pipeline right now are sort of concrete and from a timeline perspective, when do you expect to see more firm agreements start to stack up?

Marc Bell  09:08

Now we're gonna see - We filed an S-4 with SEC, so I'm gonna stick to what's in that, but here's what I can tell you is that you know, we’re ending the year with; we're very comfortable with our backlog, we're very comfortable with our pipeline that we put out in the S-4, we're comfortable with the numbers that we've put out there. With Lockheed Martin as our partner you know, our success is almost assured. They're spectacular partners that said, we're very lucky, we will build satellites now up to 500 kilograms for Lockheed. So we started off with small cube sats. Now we're building things the size of refrigerators, and so we're building larger and larger satellites, cramming more and more technology, but it's incredibly lower cost than you could have done 10 years ago.

Marlena Haddad  09:50

Great. A large portion of your business looks to be made up of defense contracts. So what typically are the differences in scale and contract length between deals, you're striking with the government versus the private sector.

Marc Bell  10:03

We love working with the US government, you know, and then working out the national interest and national security and the US government always pays their bills. And so it lowers our credit risk dramatically. We obviously do work with commercial products as well, both domestically and abroad. But our focus really has been on the national security side of the house. And we've carved a niche out as one of the last independent manufacturers here in the US and there's a lot, there's a lot of talk within Space Force to have diversity among the primes. And with new entrants like us, it gives us a big competitive advantage.

Matt Eby  10:39

If I can just add one other competitive advantage to, in that channel of the market. Alright, I think the team that Marc has built and assembled here gives him a very distinct competitive advantage. And it's one of the things that really impressed us about what Marc had done with the with the company to date, right and, and that team consists, the senior leadership team consists of many folks who spent a lot of time on the other side of the table, if you will, and were designing the budgets, helping to shape the budgets and helping to shape the understanding of really sort of what the the government, US government was looking for, from a product perspective, from a service perspective, and then are now able to help deliver that.

Marlena Haddad  11:25

And so the broader availability of satellites for businesses is still a relatively new phenomenon. So what uses for Terran orbital solutions are the sorts of things that most people might not think about.

Marc Bell  11:37

There's so many things when you think of it that we can monitor for global warming. We can monitor the ice floats, we can monitor crop yields, and we can help with solving hunger problems. We can monitor the Brazilian rainforest to see what is illegal logging. We can, as analysts, we can look at Florida the day before and day after a hurricane and tell you whether people were missing the roof before the hurricane for insurance fraud. There are tons of business applications from space. Today, look at how you can monitor today, tractors from companies like Caterpillar, they monitor them from space and see if they need an oil change when they break down. It's there's lots of uses that can be done today from space that weren't cost effective 10 years ago, so between SpaceX lowering the cost of a ride to space, and people like us lowering the cost of building the satellites, it's really a great combination.

Marlena Haddad  12:33

Definitely. Could you also get a bit into the lifecycle of each satellite that you put up just how quickly do they pay themselves back? And what kinds of improvements do you expect to be able to achieve with each new generation?

Marc Bell  12:46

Every satellite we launch is a new generation because it's just like you know, the goal is to design, build and launch while my iPhone is still being manufactured. And you know, it's so it's react, it's responsive space is what we used to call it. It changes because from the government side, there's no economic value. It's National Security value, but from customers doing it, it lowers their cost of operations, or it gives them access to new business intelligence. Or it makes the world a better place. So there's lots of metrics people can use to measure the return of the satellites. But the important part is from low earth orbit, low cost satellite, you can have a return. It's not the old days, where everyone builds a constellation, and they all went bankrupt a year later. This is all about it's low. It's low enough cost to go ahead and do great things and have it be cost effective and profitable.

Matt Eby  13:35

The one thing I'll add to that is I think it is cost effective and profitable to get the satellites to space now and to use them. And I think the model that Terran Orbital is going to employ is also really a high margin high growth model, right? It's true satellite as a service, right, or data as a service model, right. We will build and, and launch the constellation, and then bring customers into that constellation to use it for a period of time to rent it, in effect, right, and provide it as a service solution. And that is a very different and also a much better business model than what was available in the past.

Nick Clayton 14.17

And moving back to this back on the transaction side of things. You know, you mentioned that you have other sources of capital outside of this transaction. But this deal also does include both equity and debt. And, you know, to someone who looks at this and just seeing the various different kind of use of proceeds and some of the CapEx expenditures and things like that and says, Well, you know, why would this not be handled in more of a project financing situation? Why not bring the money in a different way? I mean, just sort of you both are to talk about why the SPAC structure you know, we're just really adding something in addition to that the the capital of the the deal brings.

Marc Bell 14:52

The great part about the structure is we're using all different mechanisms to bring capital into the business. Your guys, you you have your PIPE, debt, you have a credit line, you've got equity. So we're really hitting on all the different optimal ways to do this and count - you've got capital financing with Space Florida. So we're really using a variety of ways to capitalize a business, but in a smart way, you know, to have the least amount of dilution at the end of the day, to get help making sure that we have the right closing that we want. And it's you know, it's about managing our balance sheet in the right way.

Matt Eby 15:23

What we wanted to build - we're all acutely aware of some of the challenges in the SPAC market right now, in terms of getting to a closing, getting redemption levels at the right level, at a low level, etc. right? And so, we built an ecosystem if you will, using all the tools that Marc just described, that we believe will ensure that this transaction gets closed and that we deliver the capital to the company that the company needs.

Nick Clayton 15.52

And you mentioned that you know that the broader SPAC market, I mean, there's a couple of things that's gone on over the last - well more than a couple of things in the SPAC market have gone on over the past year - but one of them is around this time last year, there were very few pure play space-based companies that were publicly listed. And now largely thanks to SPACs, there's a real cohort out there. And so from your perspective, Matt, what are some of the important financial metrics that you use when comparing these companies and which were the ones that were instructive for you in terms of assessing valuation for Terran Orbital?

Matt Eby  16.17

So we think we came to a really fair valuation with Marc and his team, right and it was it was driven by the size of the market that they were operating in, their you know, what I described as a revolutionary approach to the market, right, and from a from a service perspective, and then there and then their needs, right, their capital needs, right? And so we were able to meld all of those factors together. And get to get to a transaction, I think, you know, the from a valuation perspective, we looked at future revenue, potential future margin, how their margins will look different from some of the other space launch companies out there, because their service aspect, things like that, so I think, you know, a good, strong fundamental bottoms up approach to understanding the business, and understanding the broader opportunity and then sitting down with Marc and his team and working towards a deal.

Marlena Haddad 17:18

And Matt, could you also give us an update on the timeline for the Terran orbital transaction?

Matt Eby 17:24

Sure. So, we are, we have filed S-4 and we have re-filed an S-4 now, so we've gone through our first round of comments with the SEC, we're waiting for the return of those comments. And we are eager to get toward the closing. You never, you never, you can't really give a definitive timeline because it's not under our control necessarily, but we have good productive conversation and dialogue through our counsels going on with the SEC examiners at this point. We have an expectation that will be sometime in Q2, I think I can say.

Marlena Haddad  18:07

OK, got it. And for Marc, what would you say are the advantages that come with being a public company that you're most excited to leverage?

Marc Bell 18:15

We've done this many times before and you know, being public you have access to the capital markets, you know, you have much easier access to the capital markets, and that is the biggest for us. We're a capital-intensive business, we're growing at a very, very rapid rate. And we're gonna need capital to continue to grow, and being public gives us the easiest access to it, the capital we need at the lowest cost.

Nick Clayton 18:36

Great. Well, this is certainly yet another really interesting company that we're seeing now set that the markets, as we now know, in Q2 for most likely through SPAC, and it's always great to have both sides of the deal on the conversation as well. I really appreciate that both Marc and Matt, you being on to talk to us about this and we're really looking forward to see what you guys are able to set together.

Marc Bell  18:59

So thank you very much for having us. We really appreciate it. Really enjoyed it.

Important Information and Where to Find It

In connection with the proposed potential transaction, Tailwind Two has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of Tailwind Two, and after the registration statement is declared effective, Tailwind Two will mail a definitive proxy statement/prospectus relating to the proposed potential transaction to its shareholders. This press release does not contain all the information that should be considered concerning the potential transaction and is not intended to form the basis of any investment decision or any other decision in respect of the potential transaction. Tailwind Two's shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the potential transaction, as these materials will contain important information about Terran Orbital, Tailwind Two and the potential transaction. When available, the definitive proxy statement/prospectus and other relevant materials for the potential transaction will be mailed to shareholders of Tailwind Two as of a record date to be established for voting on the potential transaction. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC's website sec.gov.

Participants in the Solicitation

Tailwind Two and its directors and executive officers may be deemed participants in the solicitation of proxies from Tailwind Two's shareholders with respect to the potential transaction. A list of the names of those directors and executive officers and a description of their interests in Tailwind Two is contained in the registration statement on Form S-4 filed by Tailwind Two, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov. Terran Orbital and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from Tailwind Two's shareholders in connection with the potential transaction. A list of the names of such directors and executive officers and information regarding their interests in the potential transaction are included in the registration statement on Form S-4 filed by Tailwind Two.

Non-Solicitation

This press release and any oral statements made in connection with this press release shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of any securities, nor shall any securities of Terran Orbital or Tailwind Two be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this press release is truthful or complete. Any representation to the contrary is a criminal offense.

Special Note Regarding Forward-Looking Statements

This press release includes certain forward-looking statements, estimates, and projections provided by Terran Orbital that reflect management's views regarding the anticipated future financial and operating performance of Terran Orbital. Forward-looking statements are statements that are not historical, including statements regarding operational and financial plans, terms and performance of Terran Orbital and other projections or predictions of the future. Forward looking statements are typically identified by such words as "project," "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should," and "could" and similar expressions. Such statements, estimates, and projections reflect numerous assumptions concerning anticipated results. Forward-looking statements in this press release may include, for example; statements about Terran Orbital's industry and market sizes; future opportunities; expectations and projections concerning future financial and operational performance and results of Terran Orbital; and the potential transactions, including items such as the implied enterprise value, ownership structure, the amount of redemption requests made by Tailwind Two's shareholders, the ability of Tailwind Two to issue equity or equity-linked instruments in connection with the potential transactions or in the future, the likelihood and ability of the parties to successfully consummate the potential transactions, and those factors set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Tailwind Two's final prospectus relating to its initial public offering dated March 8, 2021, and in subsequent filings with the SEC, including the registration statement on Form S-4 relating to the potential transaction filed by Tailwind Two. As these assumptions may or may not prove to be correct and there are numerous factors which will affect Terran Orbital's actual results (many of which are beyond Terran Orbital's control), there can be no assurances that any projected results are attainable or will be realized. Terran Orbital and Tailwind Two disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law. Terran Orbital's actual results may differ materially from those set forth in this press release.